Mail Stop 3561

July 5, 2005

Andrew Mazzone, President
XIOM Corp
68A Lamar Street
West Babylon, New York 11704

> **RE:** **XIOM Corp.**
> **Registration Statement on Form SB-2**
> **Filed: May 6, 2005**
> **File No. 333-123176**

Dear Mr. Mazzone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Disclosure indicates that you were spun-off from Humana Trans Service Corp f/k/a Thermaltec International Corp in July 2001. Please disclose the purpose of the spin-off and provide an analysis addressing the exemption from registration that Human Trans Service Corp relied upon in connection with the spin-off. Please consult SEC Staff Legal Bulletin No. 4 (CF), September 16, 1997, located

at http://www.sec.gov/interps/legal/slbcf4.txt, for the Division's views regarding section 5 of the Securities Act and spin-offs.

2. Tell us about Mr. Mazzone's affiliation with Steam Cleaning USA, Inc. and the business nature of this entity. We note that the company is now called Humana Trans Service Corp. We may have further comment.

Prospectus Cover Page

3. For the primary offering, please provide the disclosure required by Item 501(a)(9) of Regulation S-B.

4. Please limit your disclosure to that information required by Item 501 of Regulation S-B. We believe you could safely eliminate disclosure referencing uses of proceeds and the payment of offering expenses.

5. You are reminded that the selling shareholders must sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board and, thereafter, the selling security holders may sell at prevailing market prices or privately negotiated prices. This includes the shares registered for resale in connection with the issuance of common shares upon the exercise of outstanding common stock purchase warrants. See Item 16 of Schedule A to the Securities Act of 1933.

Prospectus Summary, page 3

6. Please add disclosure addressing the company's going concern qualification and its accumulated deficit.

7. Please disclose your internet address and disclose, if true, that the information contained on your website does not constitute part of your prospectus.

Summary Financial Information, page 4

8. Please revise your disclosure to include comparable information through the date of the interim financial statements.

Risk Factors, page 5

9. In the introductory paragraph, clarify that you disclose all "material" risks here.

10. Revise your risk factor subheadings to ensure that your subheadings clearly reflect the material risk disclosed in the narrative. For example, two subheadings

on page 8 merely read "No assurances" and "Competition." Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact. To assist you in this regard, we refer you to "A Plain English Handbook – How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999.

11. Please add a risk factor addressing the company's going concern qualification.

12. The first risk factor on page 5 should be updated through the current date, or alternatively, you could delete the date from the statement – *e.g.* – "Through December 31, 2004, we have generated limited revenues …."

13. Add risk factor disclosure that covers the industry in which your company operates.

14. Please revise your risk factors to so that each discusses a material risk to your potential shareholders. Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to XIOM Corp. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. The following risk factors should be revised, deleted or moved to another section of the prospectus as appropriate:

   a. "We are dependent on our key personnel . . . ."
   b. "We will need additional capital to finance . . . ."
   c. "Our directors have limited liability . . . ."

15. The last sentence of the second risk factor speaks to your marketing program yet the risk factor subheading addresses your dependence on key personnel. Revise as appropriate.

16. In the eighth risk factor, clarify your reference to "Medivisor, Inc."

17. Disclosure in the tenth risk factor references "franchise opportunities." Disclose or tell us what you mean by "franchise opportunities" and how franchises impact your operations. We may have further comment.

18. The disclosure in the second full paragraph on page 8 is repetitive of disclosure contained elsewhere on page 8. Revise as appropriate.

19. In the eleventh risk factor, clarify your use of the term "network infrastructure."

Forward-Looking Statements, page 8

20. Refer to your statement that you "make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement. Please confirm that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. See Item 10(b)(3) of Regulation S-K.

Use of Proceeds, page 9

21. Please provide the full disclosure required by Item 504 of Regulation S-B. We may have further comment after reviewing your revised disclosure.

Management's Discussion and Analysis or Plan of Operation, page 10

22. We note a limited discussion of your plan of operations. Please revise to provide a detailed plan of operations. Substantial revision of this section is necessary in order for you to discuss, with detailed specificity, the steps you intend to take in furtherance of your plan of operation. Please provide a potential investor with comprehensive disclosure of the direction in which you plan to take your company in the next twelve months of operation. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving sustained first revenues. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to generate sustained revenues. We may have additional comment after reviewing your revised disclosure.

23. Update the disclosure in the second paragraph since the second quarter is coming to a close.

24. Please revise your disclosure to include a discussion of your critical accounting policies and estimates. This disclosure should not merely repeat information presented in the financial statements, but rather should provide investors with insight into matters requiring significant estimates or judgment which may have a material impact on your financial statements. Refer to the Commission's guidance concerning critical accounting estimates and revise accordingly. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. Please see section V.

25. Please provide a more detailed discussion of your short and long-term liquidity.

Business of the Company, page 10

20. Please thoroughly revise your disclosure in this section and throughout your registration statement to clarify the current status of your operations, proposed business operations, products and services. Your current description of your business comprises a largely technical discussion of "coatings" and "TDPC technology" and your disclosure, as a result, is vague, difficult to comprehend, and does little to provide a potential investor with a clear sense of your business, the commercial feasibility of your product, and the ability of your company to survive in the short and long terms. Your disclosure in this section should be substantially revised to clearly describe your company's business in the manner required by Item 101(b) of Regulation S-B. To the extent you discuss what appears to be your sole product, the XIOM 1000 polymer multicoat spray system, please provide specific disclosure about its manufacturing status and the timeframes in which you anticipate bringing the product to market. We may have further comment after reviewing your revised disclosure.

26. Some of the disclosure here is too technical to be understood by an ordinary investor unfamiliar with your industry. We direct your attention, without limitation, to the following terms of phrases:
   - Biocidal additives
   - Nylon co-polymers (Platamid)
   - Polyetheramide (Pebax)
   - polyethylene
   - process aid materials
   - surface morphology

27. Expand your disclosure relating to your distributorships. Currently, you merely disclose that distributors are located in New York, Texas, Massachusetts, South America, and Africa.

Government Regulations, page 13

28. If applicable, please provide the disclosure required by Item 101(b)(11) of Regulation S-B.

Management, page 14

29. Please disclose each person's term of office as a director and the period during which the person has served. See Item 401(a)(3) of Regulation S-B.

30. For the last five years or for any longer period of time that you voluntarily cover, present the following for each member of management:
   - the title of each position held;

- the duties of each position if not clear from the title;
- the beginning and ending dates by month and year of each position;
- the name of the entity with whom the position was held; and
- the activities of the entity.

31. Please name all promoters of the company. Refer to the definition of "promoter" in Rule 405 of Regulation C.

Certain Relationships and Related Transactions, page 15

32. On pages 15-16, there are numerous typographical errors in the information presented. For example, many of the numbers are missing one zero, *e.g.*, 150,00 shares. Also, in the last paragraph, the two issuances add to 850,000 shares, not 800,000.

33. Please provide the disclosure required by Item 404(d) of Regulation S-B.

34. Expand the disclosure relating to the "certain technology rights" referenced in the transaction with Mr. Mazzone.

35. Expand the disclosure relating to the "certain Patent rights" referenced in the transaction with Mr. Gardega.

Principal Stockholders, page 16

36. Please update the disclosure in this section as of the most recent practicable date.

37. Tell us the business nature of Alpha Advisors.

Dilution, page 17

38. Please revise the disclosure to correct what appears to be a typographical error in the first sentence. It appears that the tangible book value per share should be $.01 rather than $(.01) as currently indicated.

Offering by Selling Shareholders, page 18

39. For all entities listed that are not natural persons, please identify the natural persons with voting or investment control.

40. Please disclose how you propose to reflect any changes in selling security holders.

Description of Securities, page 19

41. Please disclose the basis for that statement that all outstanding shares of common stock are fully paid and non-assessable, *e.g.*, court order, opinion of counsel, etc.

Plan of Distribution, page 19

42. How do you intend to sell the shares covering the primary offering? If your officers and directors intend to sell the offering, please name those officers and directors who will be offering the shares on behalf of the company. Also, advise the staff supplementally of the basis of each person's participation in offering the securities without registration as broker-dealer. If Exchange Act Rule 3a4-1 will be relied upon, explain supplementally how each element of the Rule will be satisfied as to each person.

Experts, page 23

43. Please revise the disclosure to correct the dates indicated to be consistent with the dates of the audited financial statements (September 30, 2004 and 2003).

Financial Statements

44. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Item 310(g) of Regulation S-B.

Audit Report, page F-2

45. The audit report does not appear to be signed by the independent auditor. Please revise the filing accordingly to include a signed audit report.

Statement of Operations, page F-4

46. Based on your disclosure on page 15, it appears that your officers are not currently compensated. Please tell us approximately how much time was incurred by the executive officers on company business during the years ended September 30, 2004 and 2003, and the six months ended March 31, 2005. Please note that all costs of doing business should be included in the registrant's financial statements, including expenses incurred on its behalf by its major shareholders. Where services are performed for the company by its major shareholders at no charge, we believe that the substance of such transactions is the payment of the company's expenses through a capital contribution by the shareholder. See Staff Accounting Bulletin Topics 1.B.1 and 5.T. Please revise the financial statements for each period accordingly.

Statement of Stockholders' Equity (Deficit), page F-5

47. We note the issuance of shares for services during the year ended September 30, 2004. Please disclose the material terms of these issuances in the footnotes to the financial statements, including how the fair value of the issuances was determined in accordance with FAS 123.

Note 1 – Summary of Significant Accounting Policies, page F-7

48. We note your disclosure regarding your patented industrial based thermal spray technology. Please clarify how revenue is currently being generated from this technology. Also, please expand your disclosure regarding revenue recognition to include how loss contracts are accounted for. Lastly, please tell us whether you have experienced material contract losses to date.

49. We note your disclosure that depreciation is provided using both the straight-line and accelerated methods over the estimated useful lives of the assets. If the accelerated method is used only for tax purposes, please delete the reference to the accelerated method from your disclosure. Alternatively, if both methods are used for external reporting purposes, please expand your disclosure to indicate which method is used for each individual category of fixed asset.

50. We note that your financial statements do not include any disclosures regarding the impact of recently issued accounting pronouncements. Please consider the potential impact of recently issued accounting standards, including FAS 123R, and revise your disclosures accordingly. See Staff Accounting Bulletin Topic 11.M.

Note 4 – Patents Pending, page F-9

51. We note your disclosure regarding the patents. Please tell us why the patents are not being amortized over their estimated useful lives in accordance with FAS 142. Please refer to paragraph 11 and Appendix A of FAS 142 and revise the financial statements accordingly.

Note 5 – Retainage Receivable, page F-9

52. We note your disclosure regarding the retainage receivables. As of the most recent balance sheet date, please disclose the amount of the receivable that is expected to be collected during each year, if known. If not known, please state this in your disclosure.

Note 7 – Sales to Major Customers, page F-9

53. We note your disclosure that one major customer accounted for substantially all of your revenue. Accordingly, your agreements with this customer appear to be material contracts as outlined in Item 601 of Regulation S-B. Please file the related agreements, including the contract extension described in Note 11, as exhibits to your amended filing.

Note 12 – Going Concern, page F-10

54. Please expand Note 12 to discuss the anticipated source of funds to meet your cash requirements for at least twelve months following the date of the financial statements being reported on. Also revise MD&A to discuss your short-term and long-term liquidity requirements and how you anticipate meeting those needs. Refer to Financial Reporting Codification 607.02, and AICPA Codification of paragraphs 10 and 11 of Auditing Standard Section 341.

Related Party Transactions

55. We note the line item titled shareholder loans on the balance sheet. However, there does not appear to be any footnote disclosure regarding these loans. Please revise the financial statements to disclose all material terms of the shareholder loans, including the interest rate and whether the obligations are secured. Also, please disclose the conversion of a portion of the shareholder loans to common stock during the year.

56. We note your disclosures on pages 15-16 regarding the issuance of shares to various affiliates. Please revise the financial statements to disclose any related party transactions which are not already disclosed. Also, please ensure that your disclosure describes the nature of the related party relationships with DRB Consulting and James W. Zimbler. For the purpose of the financial statement disclosures, you may elect to omit the names of the related parties, as long as the nature of the relationships and transactions is clearly disclosed.

Unaudited Financial Statements for the Six Months ended March 31, 2005, page F-11

57. Please revise the financial statements to be compliant with all of the requirements of Item 310(b) of Regulation S-B. Specifically, we note the following:
- The statement of operations and statement of cash flow should be revised to include the comparable period in the prior year.
- The heading for the statement of cash flows references the incorrect periods.
- The financial statements must include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. Note that an affirmative statement to this effect must be included

in the interim financial statements.

- Typically, interim financial statements include disclosures regarding their basis of presentation. We believe these disclosures are advisable because interim financial statements do not include all of the disclosures required for complete financial statements prepared in accordance with generally accepted accounting principles.

Note 3 – Stock Option Grants, page F-15

58. We note your disclosure regarding the option grants. Please confirm whether the exercise price of the options was equal to the market value of the company's common stock on the date of grant. Also, in regards to the options granted to the consultant, please tell us whether there are any vesting restrictions or future performance requirements and explain to us how you have accounted for them. Revise the financial statements to disclose the compensation expense relating to this issuance and the major assumptions used to value the award.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

59. On page 27, reference is made to "Medivisor, Inc." Please clarify.

60. Please provide Item 26 disclosure for the past three years. Refer to Item 701 of Regulation S-B.

Signatures

61. The date on the signature block on page 29 is incorrect -- April 18, 1005. Please ensure that the dates for all signatures are correct.

62. Please have the principal accounting officer and principal financial officer sign in these capacities. Refer to Instruction 1 for signatures, Form SB-2.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Mike Karney, who supervised the review of your filing, at (202) 551-3847 .

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.   Michael S. Krome, Esq.
        631-737-8382